UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2020

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Sydmarken 11
2860 Søborg (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release (“company announcement”) of Zealand Pharma A/S or the Company, dated February 10, 2020, announcing that Zealand Pharma has submitted a bid to acquire substantially assets from Valeritas Holdings, Inc. On February 9, 2020, Valeritas and its subsidiaries filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. At that time, Zealand entered into a definitive agreement to acquire substantially all assets from Valeritas. The contemplated bid provides Zealand with an opportunity to acquire a revenue-generating business and infrastructure, accelerating ongoing efforts to prepare for the anticipated dasiglucagon HypoPal® launch while leveraging the Valeritas organization’s experience and relationships within the U.S. diabetes market. If the transaction closes, Zealand will acquire the assets for a total cash consideration of $23 million and the assumption of certain liabilities related to the ongoing business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Matthew Dallas

	Name:	Matthew Dallas
	Title:	Chief Financial Officer

Date: February 10, 2020

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated February 10, 2020

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